MGIC Investment Corporation
August 11, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549

Re:	Letter dated April 30, 2008 concerning MGIC Investment Corporation’s Form 10-K for the fiscal year ended December 31, 2007 File No. 001-10816
Dear Mr. Rosenberg:
On July 14, 2008, Ms. Robertson, a member of your staff, telephoned to provide comments on our correspondence dated May 21, 2008 that was in response to the Staff’s April 30, 2008 letter commenting on our Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 10-K”). We respectfully submit the following in response to the Staff’s verbal comments from July 14, 2008. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses. Page number references herein refer to the Form 10-K, unless otherwise noted. Terms used but not defined therein have the meanings set forth in the Form 10-K. Underlined text reflects additions to the disclosure in Form 10-K as filed. Where additional disclosure is provided below, we intend to include such revised disclosure with respect to financial periods covered by our Form 10-K and Form 10-Q, as applicable, beginning no later than with our Form 10-Q for the quarter ended June 30, 2008. We have used information from our 2007 10-K to illustrate our discussion.
Loss reserves and premium deficiency reserves, page 78
1. We have read your response to Comment (Number) 3 and your revised disclosures. For your sensitivity analysis, please revise your proposed disclosures to clarify whether the changes shown are reasonably likely scenarios and how they were determined to be reasonably likely scenarios. If they are not reasonably likely changes, then revise the disclosures to include what the reasonably likely changes would be.
Response: In regards to the sensitivity analysis shown in our response to Comment 3 and our related revised disclosures in our May 21, 2008 correspondence, the amounts shown were not intended to represent reasonably likely scenarios, but rather were included to show how relatively small changes in assumptions used in the premium deficiency reserve calculation could result in a material change to our financial statements.
As is the case with establishing an estimate for our loss reserves, our process to determine premium deficiency reserves, or any other analysis performed by the company, does not produce a quantitative range of outcomes that are reasonably likely to occur. Therefore, quantitative information regarding reasonably likely changes to our estimates within the premium deficiency reserve is not available to provide to the investor. As such, our disclosure attempts to provide the reader with qualitative factors we
MGIC Plaza, P.O. Box 488, Milwaukee, Wisconsin 53201, (414) 347-6442
WATS (800) 558-9900

August 11, 2008

believe are material. We will add additional qualitative discussion regarding factors that could impact the premium deficiency reserve.
We believe our current approach is consistent with the guidance within Section V in SEC Release No. FR-72 regarding disclosure of critical accounting estimates which states that we should “provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors”.
Disclosure: We have reproduced below the paragraphs relating to premium deficiency reserves contained within the “Loss reserves and premium deficiency reserves” section of our critical accounting policies with our changes indicated by underlining.
Loss reserves and premium deficiency reserves
After our loss reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed.
Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2007. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.
As is the case with our loss reserves, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management’s best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations.

August 11, 2008

For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the premium deficiency reserve amount by approximately $141 million. Additionally, a 5% change in the persistency of the underlying loans could change the premium deficiency reserve amount by approximately $36 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.
The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.
Investments, page 90
2. We have read your response to (Comment) Number 6, although your disclosure indicates that management has ultimate responsibilities for the fair value measurements, your disclosure still indicates that the commercially available resources have determined the fair values of the investment securities. If this is not the case, please clarify. In either case please describe the technique and disclose the assumptions used to determine fair value as well as the validation procedures you’re using to insure the accuracy of the models used. We reiterate what we already told you on April 30, 2008. While you are not required to indicate or infer that the commercially available resources have determined fair value, when you do they must be named and a consent is required when you include the name in a 33 Securities Act filing.
Response: In our response dated May 21, 2008, we stated that a prominent third party pricing service provides us with values for the majority of our portfolio. We additionally stated that we have obtained information from commercially available resources to help us determine fair value and that management has ultimate responsibility for determining fair value. Our intent was to distinguish that while we receive values for our portfolio from a third party, we determine the fair value to be utilized in our financial statements.
For the majority of our portfolio, which primarily consists of municipal bonds, fair value is determined by reviewing quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments and validation procedures are performed to insure the accuracy of the model outputs.
In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2008 we will remove references to commercially available resources or third party valuation service providers and add additional disclosure regarding our validation procedures of the model outputs. We acknowledge that to the extent we make reference to independent pricing services or external valuation specialists in future

August 11, 2008

filings we will be required to name those experts and provide a consent of any such named expert to the extent any such report is incorporated by reference in a registration statement filed under the Securities Act of 1933.
We note that our reference in prior filings to third party pricing services was not intended to indicate that we place reliance on these third parties as experts. Since we have not named an independent pricing service in the 2007 Form 10-K, we will not seek any such consent with respect to incorporation of that filing into our Securities Act filings.
Disclosure: We have reproduced the relevant paragraphs within the “Investments” portion of our “Basis of presentation and summary of significant accounting policies” footnote that is contained within the financial statements presented in our 2007 10-K with our changes indicated by underlining.
Investments
We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders’ equity. Our entire investment portfolio is classified as available-for-sale. ~~We use third party pricing services~~ To determine the fair value of our portfolio~~. These services utilize~~ a variety of inputs are utilized ~~to determine fair value~~ including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at ~~the fair~~ a value assigned to each security. We review the ~~prices~~ values generated by this model for reasonableness and, in some cases, further analyze and research ~~prices~~ values generated to ensure their accuracy, which includes reviewing other publicly available information. Realized investment gains and losses are reported in income based upon specific identification of securities sold.
As requested in the comment letter, we hereby acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,
\s\ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Vanessa Robertson., Securities and Exchange Commission Steven Bateman, PricewaterhouseCoopers LLP